Grid Dynamics Holdings, Inc.

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

May 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jeff Kauten

Jan Woo

Re:	Grid Dynamics Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254055

Dear Mr. Kauten:

On March 9, 2021, Grid Dynamics Holdings, Inc. (the “Company”) initially filed Registration Statement No. 333-254055 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Richard C. Blake at (650) 565-3997.

Thank you for your assistance in this matter.

Very truly yours,

GRID DYNAMICS HOLDINGS, INC.,
a Delaware corporation

By:	/s/ Anil Doradla
Anil Doradla
Chief Financial Officer

cc:	Leonard Livschitz, Grid Dynamics Holdings, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.